Exhibit 99.1

SNOW LAKE LITHIUM ANNOUNCES CHAIRMAN RESIGNATION, BOARD APPOINTS CEO PHILIP GROSS AS SUCCESSOR

WINNIPEG, MB, June 3, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), today announced the resignation from its Board of Directors of its Chairman, Louie Simens, effective May 29, 2022, and the appointment of Chief Executive Officer, Philip Gross, as successor effective immediately.

Mr. Simens served as the Chairman of Snow Lake’s Board of Directors from December 2020 and as a Director from November 2018. Currently, Mr. Simens serves as the Executive Director of Nova Minerals, a company focused on exploration in Alaska’s prolific Tintina Gold Belt for high grade gold deposits.

Philip Gross, CEO of Snow Lake, commented “On behalf of our Board of Directors and Snow Lake’s management team, we thank Louie for his service and commitment to the Company. I want to extend our sincere gratitude for Louie’s time and dedication throughout the Company’s IPO process and recent operational advances.”

CEO Philip Gross further stated “I feel privileged to take on this role at such an inflection point for Snow Lake as we work to establish Snow Lake Lithium as an integral component of the North American EV ecosystem. We remain steadfast in our initiatives to become the first fully electric lithium mine and to continue to advance the Company towards commerical production. Our recent drilling results continue to validate resource expansion of our Snow Lake LithiumTM property with high-grade results across multiple targets. We look forward to the continued expansion and definition of our identified resources.”

Nova Minerals has been a long-term shareholder in Snow Lake Lithium and currently owns 6,600,000 common shares of the Company, or approximately 37% of the total outstanding common shares of the Company.

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Snow Lake LithiumTM Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8